Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-162009
March 28, 2011

Overview of the Offering

Issuer	Altair Nanotechnologies Inc. (Nasdaq: ALTI)
Transaction Size	3.6 Million Units
Units Offered	(i) Common Shares and (ii) Series A Warrants
Offering Format	Registered Direct
Use of Proceeds	Working Capital to Execute Recent Commercial Contracts
Each Unit Consists of:	
1) One Common Share	20% Discount to Common Share Price at Pricing
2) One Series I Warrant	To Purchase 0.50 Common Shares
Exercise Price	15% Premium to Common Share Price at Pricing
Exercise Period	For a Period of 5 Years, Beginning 6 Months From the Date of Issuance
Adjustment Shares:	
Amount	Investors may be issued up to a maximum of 1.8 million additional Common Shares
Triggering Event for Issuance	The termination of or Adverse Amendment to the Canon Transaction, or if the Canon Transaction does not close by July 17, 2011
Number of Common Shares	(i) The Aggregate Purchase Price Paid by Each Investor (ii) Divided by 85% of the 10-Day Volume Weighted Average Common Share Price After the announcement of the termination of or Adverse Amendment to the Canon Transaction, or July 17, 2011 (iii) Minus the Number of Common Shares Purchased by Such Investor (iv) Subject to 1.8 million share cap
Termination	In the Event the Canon Transaction Closes by July 17, 2011 with no Adverse Amendment, no Adjustment Shares will be issued
Placement Agent	JMP Securities

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The issuer's base prospectus relating to the units is available through the following link: http://www.sec.gov/Archives/edgar/data/1016546/000101968709003662/altair_s3a-101409.htm. Alternatively, JMP Securities will arrange to send you the applicable prospectus, which you may request by calling collect: +1-415-835-8900.

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